October 17, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	DBV Technologies S.A.
Registration Statement on Form F-1 (File No. 333-198870)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that approximately 1,485 copies of the Preliminary Prospectus included therein are expected to be distributed as follows: 400 to prospective underwriters and 1,085 to institutional investors.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Tuesday, October 21, 2014, or as soon thereafter as practicable.

[signature page follows]

Very truly yours, Citigroup Global Markets Inc. Leerink Partners LLC As representatives of the Prospective Underwriters By: Citigroup Global Markets Inc.

By:	/s/ Kristian F. Humer
Name: Kristian F. Humer Title: Managing Director

BY:	Leerink Partners LLC

By:	/s/ John I. Fitzgerald, Esq.
Name: John I. Fitzgerald, Esq. Title: Managing Director

SIGNATURE PAGE TO ACCELERATION REQUEST